April 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Joshua Gorsky and Suzanne Haynes

Re: Novan, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed April 22, 2022
File No. 001-37880

Ladies and Gentlemen:

This letter is submitted on behalf of Novan, Inc. (the “Company”) to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated April 22, 2022 with respect to the Company’s preliminary proxy statement filed with the Commission on April 11, 2022, as revised on April 22, 2022 (the “Proxy Statement”), pursuant to Section 14(a) of the Securities Exchange Act of 1934, namely with respect to Proposal 4 in the previously filed Proxy Statement (“Proposal 4”). For convenience of reference, we have set forth the Staff’s comment below, followed by the Company’s response.

Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement unless otherwise indicated.

Preliminary Proxy Statement on Schedule 14A filed April 11, 2022

Proposal 4, page 19

1. We note your response to our prior comment 1; however we cannot agree that Item 14 information is not required in your preliminary proxy statement. Note A to Schedule 14A provides that "[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given." Note A includes the example of a solicitation for the purpose of approving the authorization of additional securities but there is no indication that the example was intended to be the only instance in which Note A applies. Additionally, Note A's application is not limited to circumstances where the approval is required to consummate the acquisition. It applies when the matter to be acted on involves other matters with respect to which information is called for by other items in Schedule 14A. Here, Proposal 4 is a solicitation of your shareholders for the purpose of issuing shares pursuant to a Unit Purchase Agreement with EPI Health and Evening Post Group, LLC, a solicitation that directly implicates Item 14. Accordingly, please revise to provide all information that is required by Item 14 of Schedule 14A.

Response:

We have received the correspondence noted above, and the Company has decided at this time to remove Proposal 4 from its Proxy Statement in the interest of time, such that the Company may proceed with its annual meeting of stockholders in a timely manner. Accordingly, as discussed, the Company has concurrently filed its definitive proxy statement, with the only changes to the proxy statement previously reviewed by the Staff being the changes to add dates to the definitive proxy statement, to remove Proposal 4 and related references and to remove the incorporation by reference section, which had been added in connection with Proposal 4.

As discussed in our prior correspondence, the Company is not under any contractual obligation or required by applicable law or regulation to submit Proposal 4 to stockholders. The Company respectfully notes that the EPI Health Acquisition closed on March 11, 2022 and the closing was not contingent upon, or subject to, stockholder approval of the shares that may be issued as contingent consideration under the purchase agreement up to 19.99% of the outstanding shares of the Company immediately before the EPI Health Acquisition (the “Share Cap”). In line with Nasdaq Listing Rule 5635(a) and related guidance, under the terms of the EPI Health purchase agreement, the Company is not able to issue any shares in connection with the acquisition to the extent the number of such shares would exceed the Share Cap.

The Company advises that it may choose to seek stockholder approval in the future that would allow the Company to issue shares upon the satisfaction of future milestones under the EPI Health purchase agreement in excess of the Share Cap in accordance with Nasdaq Listing Rule 5635(a), in which case the Company will submit a preliminary proxy statement as required under applicable Securities and Exchange Commission rules.

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If you have any questions concerning the enclosed matters, please contact the undersigned at (919) 821-6677.

Very truly yours,

/s/ Amy M. Batten
Amy M. Batten, Esq.

cc: Paula Brown Stafford, Chairman, President and Chief Executive Officer, Novan, Inc.
John M. Gay, Chief Financial Officer, Novan, Inc.
James R. Jolley, Esq., Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.